Tempus Applied Solutions Holdings, Inc.

c/o The Chart Group, L.P.

555 5th Avenue, 19th Floor

New York, NY 10017

(212) 350-8205

VIA EDGAR

April 20, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Justin Dobbie, Legal Branch Chief

Re:	Tempus Applied Solutions Holdings, Inc. Registration Statement on Form S-4 Filed January 9, 2015 File No. 333-201424

Dear Mr. Dobbie:

Tempus Applied Solutions Holdings, Inc. (“Tempus Holdings”, “we”, “our” or “us”) hereby responds to the written comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of our Registration Statement on Form S-4, filed January 9, 2015 (“Form S-4”), as such comments were set forth in your letter dated February 5, 2015. For your convenience, we have repeated the Staff’s comments below in bold and italicized type, and have followed each comment with our response in plain type.

References to “Chart” are to Chart Acquisition Corp., a blank check company that is entering into a business combination (“Business Combination”) with Tempus Applied Solutions, LLC (“Tempus”). Following the Business Combination, Tempus Holdings will be the public, parent company of Chart and Tempus, and Chart and Tempus will be private subsidiaries of Tempus Holdings.

Please note that references to specific paragraphs, pages, captioned sections and capitalized terms used but not defined in our responses herein are to Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”) being publicly filed contemporaneously with the private submission of this letter.

General

1.	Please file your form of proxy card with your next amendment.

Response: We have filed the form of proxy card as Exhibit 99.1 of Amendment No. 1.

2.	Please provide us with copies of any “board books” or any other materials provided to the boards and management in connection with the proposed transaction or advise. Such materials should include any presentations made by the financial advisors, if any. Also, provide us with copies of any engagement letters.

Response: We are providing to the Staff under separate cover, pursuant to Rule 418 under the Securities Act of 1933, copies of the materials requested, which include materials provided to Chart’s board in connection with the proposed transaction, including board presentations prepared by Chart’s financial advisor, Cowen and Company LLC, and the engagement letter for Cowen and Company LLC relating to the Business Combination.

U.S. Securities and Exchange Commission

Re: Tempus Applied Solutions Holdings, Inc.

April 20, 2015

Summary Term Sheet, page 1

3.	We note the reference that the value of the Business Combination is equal to at least 80% of the balance in the trust account. We also note the disclosure in Chart’s initial public offering prospectus that the Nasdaq rules require that the initial business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the trust account, less any deferred underwriting commissions and taxes payable on interest earned, at the time of signing a definitive agreement. With a view towards revised disclosure, please explain whether, and if so how, the board made the determination that the fair market value of Tempus Applied Solutions, LLC was equal to at least 80% of the balance in the trust account, less any deferred underwriting commissions and taxes payable on interest earned. Please also address how this business combination may impact the continued listing of Chart securities or the future listing of Tempus Holdings securities on Nasdaq.

Response: As disclosed in Amendment No. 1 at pages 55 and 165, and as previously disclosed in Chart’s Current Report on Form 8-K filed March 15, 2015, on March 2, 2015 Chart received a letter from NASDAQ stating that it had determined to delist Chart’s securities due to Chart’s failure to demonstrate compliance with NASDAQ’s minimum shareholder requirements. NASDAQ further indicated that it was suspending trading in Chart’s securities as of March 5, 2015 and would complete Chart’s delisting by filing a Form 25 Notification of Delisting after all applicable appeal periods lapsed. NASDAQ suspended the listing of Chart’s common stock, warrants and units on March 5, 2015., at which time they began trading on the OTCQB Marketplace.

Because, as disclosed in Chart’s initial public offering prospectus, our initial Form S-4 filing and elsewhere, the requirement that, at the time of signing a definitive agreement, Chart’s initial business combination be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in Chart’s trust account, less any deferred underwriting commissions and taxes payable on interest earned, was a NASDAQ requirement, a consequence of Chart’s NASDAQ delisting is that the Business Combination no longer needs to meet this requirement. As evidenced in the material we have provided to the Staff in response to Comment 2, prior to Chart receiving NASDAQ’s March 2, 2015 letter, Chart’s board had taken the 80% requirement into account as part of its approval of the Business Combination. However, as a consequence of the NASDAQ delisting, the Business Combination is no longer subject to NASDAQ’s rules, including the 80% requirement. Accordingly, we do not believe that any revised disclosure concerning the 80% requirement or how the Business Combination may affect the continued listing of Chart securities or the future listing of Tempus Holdings securities on NASDAQ would be necessary or material to investors.

Notwithstanding the foregoing, we have not removed references to compliance with NASDAQ’s corporate governance requirements from the section entitled “Management of Tempus Holdings after the Business Combination” of Amendment No. 1. We may seek to list on NASDAQ at some time in the future that we cannot currently forecast, and as a result we expect to seek to comply generally with NASDAQ’s corporate governance requirements on an ongoing basis.

Frequently Asked Questions About the Proposals, page 7

4.	Please add a question and answer that addresses the current state of the Tempus business, including that it has only cash assets and has not yet had revenue. Please also revise the summary disclosure on page 17 about Tempus accordingly.

Response: In response to this comment, we have revised page 7 of Amendment No. 1 to include such a question and answer, and have revised the summary disclosure on page 17 accordingly.

U.S. Securities and Exchange Commission

Re: Tempus Applied Solutions Holdings, Inc.

April 20, 2015

Summary, page 17

Unique Market Opportunity, page 21

5.	It does not appear that Tempus yet has any contracts. As such please revise to clarify the statement “expand its pipeline.”

Response: In response to this comment, we have revised page 21 of Amendment No. 1 to refer to Tempus’ opportunity to “develop, maintain and expand its contract, bid and proposal opportunities”, and we have made the same revision to similar original language on page 89.

Unaudited Pro Forma Condensed Combined Financial Information, page 26

6.	Per your statement in the first sentence of the third paragraph that Tempus is considered to be the acquirer for accounting purposes, we note that you will account for the transaction as a reverse acquisition since the sellers of Tempus will obtain control of the post combination company. As your disclosure on page 2 states that your existing public and initial stockholders will own 62.6% of the post combination company and the sellers of Tempus will own 37.4% (assuming no redemptions), please tell us how the sellers will have “control” of the post combination company. In addition, we note from page three that four of the seven members of the board of directors will be existing Chart directors indicating Chart will control the post combination company through both voting shares and board control. As part of your response, please tell us how you evaluated the guidance in ASC 805-10-25-5 in identifying the accounting acquirer in this transaction.

Response: In response to this comment, we have revised the third paragraph in the section “Unaudited Pro Forma Condensed Combined Financial Information”, which appears on both pages 27 and 139 of Amendment No. 1, to clarify the reasons why Tempus is considered to be the acquirer for accounting purposes. In clarifying these reasons in the disclosure, we have evaluated the guidance in both ASC 805-10-25-5 and the Division of Corporation Finance’s Financial Reporting Manual at Topic 12, Item 12100, which states that:

“The acquisition of a private operating company by a non-operating public shell corporation typically results in the owners and management of the private company having actual or effective voting and operating control of the combined company. The staff considers a public shell reverse acquisition to be a capital transaction in substance, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded.”

Tempus is considered to be the acquirer for accounting purposes because Chart is a non-operating public shell company; Tempus is a private operating company; all operations of the combined entity will be Tempus’ operations and will be managed and executed by Tempus’ officers and employees; and the principals of Tempus will become majority owners of the equity capital of the combined entity if there are redemptions by Chart’s public stockholders up to or near the maximum level that would permit completion of the Business Combination (and will become owners of a substantial minority of the combined entity’s equity capital even if the level of redemptions is not up to or near the maximum level). This is the case despite the fact that the combined entity will begin its existence with four of its seven directors being associated with Chart (which may change as soon as the combined entity’s first annual meeting of shareholders is held in 2015, at which time two of the four directors associated with Chart will be subject to reelection). Given the foregoing, the Business Combination is a capital transaction in substance and does not constitute the acquisition of a business for purposes of Financial Accounting Standards Board's Accounting Standard Codification 805, “Business Combinations,” or ASC 805. As a result, the assets and liabilities of Tempus and Chart will be carried at historical cost and there will be no step-up in basis or goodwill or other intangible assets recorded as a result of the Business Combination. All direct costs of the Business Combination will be accounted for as a charge to additional paid-in capital.

U.S. Securities and Exchange Commission

Re: Tempus Applied Solutions Holdings, Inc.

April 20, 2015

We note to the Staff that, although in the Form S-4 we disclose expected shareholdings following the Business Combination only in the two instances of no redemptions and maximum redemptions, given the high level of redemptions observed in recent SPAC business combinations, it is likely that redemptions in our Business Combination will be high, and may reach or come near to the maximum redemption level. As a result, there is a high probability that the sellers of Tempus will hold a majority of the shares of the post-business-combination company. We also note that, as expressly set forth in the new disclosure on pages 26 and 140 of Amendment No. 1, although the post-business-combination company will begin its existence with four of its seven directors being associated with Chart, this may change as soon as Tempus Holdings’ first annual meeting of shareholders in 2015, at which time two of the four directors associated with Chart will be subject to reelection.

Notes to Unaudited Pro forma condensed Combined Financial Information, page 29

7.	Refer to adjustment (B). Please clarify why your entry to issue common stock to the sellers of Tempus as part of the business combination is decreasing additional paid in capital by $52,500,000. In addition, please explain why this amount is based on $10 per share as compared to $14 per share per your disclosure on page F-17.

Response: We note that adjustment (B) in the initial Form S-4 is now adjustment (C) in Amendment No. 1. In response to this comment, we have revised the presentation of paid-in capital. Nevertheless, additional paid-in capital is still shown as decreasing by the dollar amount of the shares being transferred to the Tempus sellers at the closing of the Business Combination (which is now $37,000,000), because no cash is being received in return for these shares. This amount is based on $10.00 per share because the total purchase price in the Business Combination is up to $100 million. The disclosure referenced in the Staff’s comment, on page F-17 of our initial Form S-4, described, in footnote 11 to the financial statements included therein, a prior business combination transaction, for a purchase price of $140 million, which has since been terminated. In footnote 11 to the financial statements in Amendment No. 1, on page F-19, we have disclosed that the initial business combination transaction was terminated and reference the Business Combination that is the current subject of the Form S-4.

8.	Refer to adjustment (E). Please revise to disclose the nature of these additional expenses not yet recorded and the period in which such expenses were incurred.

Response: We note that adjustment (E) in the initial Form S-4 is now adjustment (F) in Amendment No. 1. We have revised the previous disclosure in response to this comment.

9.	Please revise adjustment (G) to disclose the purchase price allocation detailing the assets and liabilities acquired from Tempus as part of the business combination.

Response: The unaudited pro forma condensed combined financial information on pages 28-29 in Amendment No. 1 now includes the information that we believe is requested in this comment under the heading “Tempus Applied Solutions, LLC Historical”. This information was not included in the unaudited pro forma condensed combined financial information contained in the initial Form S-4, given the dates as of which financial information was presented in that initial Form S-4. Because the information requested is now in the table itself, we have deleted adjustment (G).

10.	Please revise adjustment (I) to disclose how the amount of $53,298,350 was calculated or determined.

Response: We note that adjustment (I) in the initial Form S-4 is now adjustment (K) in Amendment No. 1. We have revised the previous disclosure in response to this comment.

U.S. Securities and Exchange Commission

Re: Tempus Applied Solutions Holdings, Inc.

April 20, 2015

Risk Factors, page 32

There can be no assurance that Tempus Holdings’ securities will be listed on NASDAQ, page 61

11.	Please tell us whether you believe it is likely that Tempus Holdings’ securities will be approved for listing on Nasdaq. If not, please revise your disclosure throughout to clarify your expectations regarding the likelihood of being approved for listing.

Response: As disclosed in Amendment No. 1 at pages 55 and 165, as previously disclosed in Chart’s Current Report on Form 8-K filed March 15, 2015 and as further described in our response to Comment 3, on March 2, 2015 Chart received a letter from NASDAQ stating that it had determined to delist Chart’s securities due to Chart’s failure to demonstrate compliance with NASDAQ’s minimum shareholder requirements. We expect NASDAQ to delist Chart’s securities soon. Chart’s common stock, warrants and units began trading on the OTCQB Marketplace on March 5, 2015. Because of these developments with respect to Chart’s securities, Tempus Holdings’ securities will not be listed on NASDAQ upon the closing of the Business Combination or any foreseeable time thereafter, based on any successor listing rules or otherwise. We may seek to list Tempus Holdings’ securities on NASDAQ at some time in the future, but we cannot currently forecast when that might be. We believe we have revised the disclosure appropriately throughout Amendment No. 1 to reflect this development.

Background of the Business Combination, page 85

12.	We note your disclosure in the third paragraph that Chart entered into non-disclosure agreements with approximately eight other potential acquisition targets and submitted letters of intent with three potential acquisition targets. Please briefly expand upon your negotiations with these other targets, including timelines, and why those deals were not pursued in favor of this current Tempus deal.

Response: In response to this comment, we have revised page 86 of Amendment No. 1 to disclose the requested information.

13.	In a few places throughout the discussion you indicate that the parties negotiated key transaction terms. Examples include, at page 86, during the second and third weeks of January 2014 and between April 18 and July 16, 2014, and at page 87, between December 7, 2014 and January 5, 2015. Please revise throughout the background section to briefly discuss the terms negotiated and expand to discuss how the price of the deal was reached. Please also distinguish at which meetings the terms of the agreement were discussed for the Tempus Intermediate Holdings acquisition agreement that was ultimately terminated, and the current Merger Agreement. Please also expand to clarify the timeline for when the negotiations for the current Merger Agreement began, and the dates of meetings involved.

Response: In response to this comment, we have revised pages 86 through 88 of Amendment No. 1 to disclose the requested information.

14.	In this regard, we note at the bottom of page 87 the disclosure that on January 5, 2015, the Merger Agreement was entered into and the previously executed equity transfer and acquisition agreement with TJ Group was terminated. Please revise your disclosure to expand upon why the previously executed agreement was terminated in favor of entering into this current agreement.

Response: In response to this comment, we have revised pages 87-89 of Amendment No. 1 to disclose the requested information.

U.S. Securities and Exchange Commission

Re: Tempus Applied Solutions Holdings, Inc.

April 20, 2015

15.	We note the disclosure at page 87 that Mr. Brady sent updated projections regarding Tempus’ expected 2015 and 2016 business. To the extent material to understanding the decision of Chart’s board to approve the business combination or to recommend that stockholders vote for the business combination proposal, please revise to disclose those projections in your registration statement.

Response: We believe that the December 31, 2014 projections are in fact not material information for investors, because they were provided to Chart’s board after it made its December 22, 2014 decisions to approve the Business Combination and recommend that stockholders vote for the Business Combination proposal, and because the terms of the Business Combination were thereafter substantially revised, in March 2015, to reflect a materially reduced purchase price for Tempus. We believe, in fact, that including the projections would confuse and could mislead investors, because the projections in effect relate to a form of the deal that is no longer being presented to investors. For these reasons, we have not included the projections in Amendment No. 1 and we have deleted the reference to Mr. Brady sending the projections. For the Staff’s information, however, we have included the projections in the packet of material being provided in response to comment 2, above.

Chart’s Board of Directors’ Reasons, page 88

16.	We note that one of the criteria set forth in Chart’s initial public offering prospectus to be considered in evaluating a business combination was whether the target is an established company with a proven track record. Please explain how the board concluded that Tempus met this particular criterion given that Tempus currently does not have operations and was formed in December 2014.

Response: In response to this comment, we have revised pages 90-92 of Amendment No. 1 to disclose the requested information.

Material U.S. Federal Income Tax Considerations, page 99

17.	Please provide a tax opinion as an exhibit. Refer generally to Section III.A.2. of Staff Legal Bulletin, No. 19, available on our website at www.sec.gov.

Response: We have filed a form of tax opinion as Exhibit 8.1 to Amendment No. 1.

Description of Chart’s Securities, page 141

18.	We note that under certain circumstances, the placement warrants may be exercised on a cashless basis. Please revise page 141 and the notes to your financial statements to disclose the circumstances under which the warrants will be eligible to be exercised on a cashless basis.

Response: We advise the Staff that the placement warrants, whenever exercisable, may be exercised on a cash or cashless basis. In response to this comment, we have revised pages 103, 144, 161. In addition, the disclosure on page F-14 of Amendment No. 1 includes the foregoing.

Beneficial Ownership of Securities, page 153

19.	If known, please provide the names of the natural person or persons who have voting and dispositive control of each of the shares listed in the table. Please refer to footnotes 8 through 13, accompanying the table, and revise accordingly.

Response: We confirm to the Staff that we have no knowledge not already provided in, or as footnotes to, the table as to the names of the natural person or persons who have voting and dispositive control of each of the shares listed in the table. As to all holdings in the table for which no such natural person or persons are named, such names were not disclosed in the related, publicly filed Schedule 13Gs, and we have no other source of information as to such names.

U.S. Securities and Exchange Commission

Re: Tempus Applied Solutions Holdings, Inc.

April 20, 2015

Financial Statements, page F-1

Notes to Condensed Interim Financial Statements, page F-6

11. Business Combination, page F-17

20.	Your disclosure indicates that the business combination with Tempus has a purchase price of $140 million. Please revise to clarify if this transaction is the acquisition with Tempus Intermediate Holdings and if so, revise your disclosure to state that the agreement for the acquisition with Tempus Intermediate Holdings was rescinded. To the extent such value represents the acquisition with Tempus Applied Solutions, please revise to include your preliminary purchase price allocation including the value of Chart stock issued to Tempus, how such value was determined, the value of assets received and liabilities assumed in the transaction and how you accounted for any difference in such value, if applicable. Also revise to disclose your planned accounting for the Earn-Out Shares described on page 2. Please refer to ASC 805-30-50.

Response: The disclosure referenced in the Staff’s comment, on page F-17 of our initial Form S-4, described, in footnote 11 to the financial statements included therein, a prior business combination transaction, for a purchase price of $140 million, which has since been terminated. In footnote 11 to the financial statements in Amendment No. 1, on page F-19, we have disclosed that the initial business combination transaction was terminated and reference the Business Combination that is the current subject of the S-4.

In making our responses, we acknowledge that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact Chart’s legal counsel, Richard Baumann, Esq., of Ellenoff Grossman & Schole LLP, at 646-895-7112 (direct office), 917-882-2727 (mobile) or rbaumann@egsllp.com, or me at 212-350-8205.

Very truly yours,

TEMPUS APPLIED SOLUTIONS HOLDINGS, INC.

By:	/s/ Christopher D. Brady
Name: Christopher D. Brady
Title: President

cc:          Ellenoff Grossman & Schole LLP

         Alston & Bird LLP